Exhibit 4.3

TEKMIRA PHARMACEUTICALS CORPORATION

MATERIAL CHANGE REPORT

FORM 51-102F3

1.	Name and Address of Company:

  Tekmira Pharmaceuticals Corporation (the “Company”)

  200 - 8900 Glenlyon Parkway

  Glenlyon Business Park

  Burnaby, B.C.

  V5J 5J8

2.	Date of Material Change:

July 15, 2010

3.	News Release:

A news release announcing the material change disclosed in this material change report is attached as Schedule “A” and was issued by the Company on July 15, 2010. The news release was distributed via Marketwire.

4.	Summary of Material Change:

On July 15, 2010, the Company was awarded a new contract with the United States Department of Defense Chemical and Biological Defense Program through the United States Army Space and Missile Defense Command to advance an RNAi therapeutic utilizing the Company’s lipid nanoparticle technology, SNALP (stable nucleic acid-lipid particle) to treat Ebola virus infection.

5.	Full description of Material Change:

On July 15, 2010, the Company was awarded a new contract with the United States Department of Defense Chemical and Biological Defense Program through the United States Army Space and Missile Defense Command to advance an RNAi therapeutic utilizing the Company’s lipid nanoparticle technology, SNALP (stable nucleic acid-lipid particle) to treat Ebola virus infection. More than 15% of the estimated value of this award will be subcontracted to United States businesses. The Company has an United States affiliated office based in Washington State, Protiva USA.

In the initial phase of the contract, which is funded as part of the Transformational Medical Technologies (TMT) program, the Company is eligible to receive up to U.S. $34.7 million over the next three years. This initial funding is for the development of an Ebola SNALP product candidate through pre-clinical development, filing of an Investigational New Drug application with the United States Food and Drug Administration (FDA), and completion of a Phase 1 human safety clinical trial.

Additionally, TMT has the option of extending the contract beyond the initial funding period to support the advancement of the Ebola SNALP product through clinical development and FDA approval. Based on the contract budget, this would provide the Company with a total of up to U.S. $140 million in funding for the entire program.

6.	Reliance on subsection 7.1(2) or (3) of National Instrument 51-102:

Not applicable.

7.	Omitted Information:

No significant facts otherwise required to be disclosed in this report have been omitted.

8.	Executive Officer:

The following executive officer of the Company is knowledgeable about the material change and may be contacted respecting the change:

Ian Mortimer

Executive Vice-President and Chief Financial Officer

200-8900 Glenlyon Parkway

Glenlyon Business Park

Burnaby, B.C. V5J 5J8

Telephone: (604) 419-3200

9.	Date of Report:

July 25, 2010

Schedule “A”

Tekmira Awarded up to $140 Million U.S. Government Contract to Develop RNAi Therapeutic Against Ebola Virus

For immediate release:	July 15, 2010

Vancouver, BC — Tekmira Pharmaceuticals Corporation (TSX: TKM), a leader in RNA interference (RNAi) therapeutics, today announced that it has been awarded a new contract with the United States Department of Defense (DoD) Chemical and Biological Defense Program (CBDP) through the U.S. Army Space and Missile Defense Command (SMDC), to advance an RNAi therapeutic utilizing Tekmira’s lipid nanoparticle technology, SNALP (stable nucleicacid-lip id particle), to treat Ebola virus infection, which is lethal to humans. More than 15% of the estimated value of this award will be subcontracted to U.S. businesses. Tekmira has a U.S. affiliated office based in Washington state, Protiva USA.

In the initial phase of the contract, which is funded as part of the Transformational Medical Technologies (TMT) program, Tekmira is eligible to receive up to U.S. $34.7 million over the next three years. This initial funding is for the development of an Ebola SNALP product candidate through pre-clinical development, filing of an Investigational New Drug (IND) application with the United States Food and Drug Administration (FDA), and completion of a Phase 1 human safety clinical trial.

Additionally, TMT has the option of extending the contract beyond the initial funding period to support the advancement of the Ebola SNALP product through clinical development and FDA approval. Based on the contract budget, this would provide Tekmira with a total of up to U.S. $140 million in funding for the entire program.

Dr. Mark J. Murray, Tekmira’s President and CEO, said, “This contract is a significant accomplishment for Tekmira and a proud moment for our team. It is important recognition of the potential of our SNALP platform and, more broadly, the promise of RNAi to treat serious infectious diseases such as Ebola. We are enthusiastic about advancing Ebola SNALP through clinical trials to FDA approval. This work builds on our recently published research, where we reported that Ebola SNALP could confer complete protection to non-human primates from a lethal dose of Ebola virus.”

In May, Tekmira working in collaboration with the U.S. Army Medical Research Institute of Infectious Diseases (USAMRIID), published data in The Lancet (Geisbert et al., “Post exposure protection of non-human primates against a lethal Ebola virus challenge with RNA interference: a proof of concept study”, The Lancet, Vol 375, May 29, 2010) describing the antiviral activity of small interfering RNA (siRNA) in SNALP targeting the Ebola virus (Ebola SNALP). When used to treat previously infected non-human primates, Ebola SNALP resulted in 100% protection from an otherwise lethal dose of Zaire Ebola virus.

For many years, the Zaire species of Ebola virus (ZEBOV) has been associated with periodic outbreaks of hemorrhagic fever in human populations with mortality rates reaching 90%. There are currently no treatments for Ebola or other hemorrhagic fever viruses.

Tekmira believes its SNALP technology represents the most widely adopted delivery technology for the systemic delivery of RNAi therapeutics. Tekmira’s SNALP platform is being utilized in multiple preclinical and clinical trials by both Tekmira and its partners.

About RNAi and SNALP

RNAi therapeutics have the potential to treat a broad number of human diseases by “silencing” disease causing genes. The discoverers of RNAi, a natural gene silencing mechanism used by all cells, were awarded the 2006 Nobel Prize for Physiology or Medicine. RNAi therapeutics, such as small interfering RNAs or “siRNAs” require delivery technology to be effective. Lipid nanoparticles (LNPs) are the most widely used siRNA delivery approaches for systemic administration. Tekmira’s SNALP (stable nucleic acid-lipid particles) technology is the leading class of LNPs being used in clinical development. SNALP technology encapsulates siRNAs with high efficiency in uniform lipid nanoparticles, which are safe and effective in delivering RNAi therapeutics to disease sites in numerous preclinical models. SNALP formulations comprise several lipid components that can be adjusted to suit the specific application and are manufactured by a proprietary method, which is robust, scalable and highly reproducible. SNALP-based products have been reviewed by multiple FDA divisions for use in clinical trials. The systemic RNAi product candidates being advanced by Tekmira, Alnylam Pharmaceuticals and Roche employ SNALP technology.

About Transformational Medical Technologies (TMT)

The TMT program was created by the DoD to protect the Warfighter from emerging and genetically altered biological threats by discovering and developing a wide range of medical countermeasures through enhanced medical research, development, test and evaluation programs. The TMT Program Office is matrixed from the Joint Science and Technology Office – DTRA and Joint Program Executive Office – Chemical and Biological Defense, with oversight from the Office of the Secretary of Defense. For more information on TMT, visit www.tmti-cbdefense.org.

About Tekmira

Tekmira Pharmaceuticals Corporation is a biopharmaceutical company focused on advancing novel RNAi therapeutics and providing its leading lipid nanoparticle delivery technology to pharmaceutical partners. Tekmira has been working in the field of nucleic acid delivery for over a decade and has broad intellectual property covering SNALP and LNPs. Further information about Tekmira can be found at www.tekmirapharm.com. Tekmira is based in Vancouver, B.C.

Forward-Looking Statements and Information

This press release contains “forward-looking statements” or “forward-looking information” within the meaning of applicable securities laws (collectively, “forward-looking statements”). Forward-looking statements are generally identifiable by use of the words “believes,” “may,” “plans,” “will,” “anticipates,” “intends,” “budgets”, “could”, “estimates”, “expects”, “forecasts”, “projects” and similar expressions, and the negative of such expressions. Forward-looking statements in this news release include statements about the quantum and timing of potential funding; the development of Tekmira’s Ebola SNALP product, including preclinical development, filing of an IND application, completion of a Phase 1 human safety clinical trial, clinical development and FDA approval; RNAi and SNALP’s ability to protect against Ebola virus, RNAi and SNALP’s efficacy, potency and utility in treatment of infectious diseases, and the potential of RNAi and SNALP to treat a broad number of human diseases.

With respect to the forward-looking statements contained in this news release, Tekmira has made numerous assumptions regarding, among other things: the developmental milestones and approvals required to trigger funding for Tekmira’s Ebola SNALP product from the Transformational Medical Technologies; results in non-human primates are indicative of the potential effect in humans, and the effectiveness of Tekmira’s technology as a treatment for infectious diseases. While Tekmira considers these assumptions to be reasonable, these assumptions are inherently subject to significant uncertainties and contingencies. Additionally, there are known and unknown risk factors which could cause Tekmira’s actual results, performance or achievements to be materially different from any future results, performance or achievements expressed or implied by the forward-looking statements contained herein. Known risk factors include, among others: development of Tekmira’s Ebola SNALP product may not result in funding from the Transformational Medical Technologies in the anticipated quantum or on a timely basis, if at all; clinical trials may not demonstrate safety and efficacy or the drug candidates may fail in development, may not receive required regulatory approvals, or be delayed to a point where they do not become commercially viable.

A more complete discussion of the risks and uncertainties facing Tekmira appears in Tekmira’s Annual Information Form dated March 31, 2010 available at www.sedar.com. All forward-looking statements herein are qualified in their entirety by this cautionary statement, and Tekmira disclaims any obligation to revise or update any such forward-looking statements or to publicly announce the result of any revisions to any of the forward-looking statements contained herein to reflect future results, events or developments, except as required by law.

Contact Information

Investors

Adam Peeler

The Equicom Group

Phone: 416-815-0700 x 225

Email: apeeler@equicomgroup.com

Ian Mortimer

Executive Vice President and Chief Financial Officer

Phone: 604-419-3200

Media

David Ryan

Longview Communications Inc.

Phone: 604-694-6031

Email: dryan@longviewcomms.ca